UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-38929

Fiverr International Ltd.
(Translation of registrant’s name into English)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 20, 2022, Fiverr International Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”), at the Company’s headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority, each of the proposals that were described in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 15, 2022, including the proposal to amend the Articles of Association of the Company to provide a forum selection provision to regulate the forums where certain claims can be filed against the Company (the “Amended Articles”).

The Amended Articles are furnished herewith as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.
This information in this report of foreign private issuer on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration Nos. 333-232310, 333-237511, 333-248580, 333-253261, 333-262814 and 333-262817) and Form F-3 (Registration No. 333-253782).

Exhibit No.	Description

99.1	Articles of Association of Fiverr International Ltd., as amended on July 20, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: July 20, 2022	By: /s/ Gurit Kainnan-Vardi Name: Gurit Kainnan-Vardi Title: EVP & General Counsel